UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the Month of December 2003

EDP- Electricidadé de Portugal

Praça Marquês de Pombal, 12
1250-162  Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒   Form 40-F   ☐

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   ☐   No   ☒

Lisbon, November 27th 2003

Reuters:	EDPP.IN / EDP.N
Bloomberg:	EDP PL / EDP US

INVESTOR RELATIONS DEPARTMENT

Pedro Pires, Director
Gonçalo Santos
Elisabete Ferreira
Cristina Requicha
Rui Antunes

Tel:  +351 21 001 2834

Fax: +351 21 001 2899

Email: ir@edp.pt

Site:    www.edp.pt

EDP REACHES AGREEMENT FOR THE ACQUISITION OF SHAREHOLDINGS IN REGIONAL NATURAL GAS DISTRIBUTION CONCESSIONAIRIES

EDP has agreed a call option, with Galp Energia, SGPS, S.A., GDP, SGPS and GDP Distribuição, SGPS, S.A., for the purchase of a shareholding equivalent to 46,265% of the share capital and respective shareholder loans, of Portgás - Sociedade de Distribuição de Gás, S.A. (“Portgás”). The option is exercisable within the next 18 months and has a strike price of €86,400,000 (adjustable based on variations in share capital and shareholder loans).

Simultaneously, EDP has agreed a call option with CGD, attributing to the latter a put option, exercisable between the 15th of June and the 15th of September, on the total share capital and shareholder loans of NQF - Projectos de Telecomunicações e Energia, S.A. (“NQF”). The agreed upon price of € 64,942,880.57, (adjustable based on variations in share capital and shareholder loans and the 6 month Euribor plus a spread of 60 bpp.) incorporates a premium associated with the ability to obtain a controlling stake in Portgás.

NQF holds, indirectly, shareholdings corresponding to 12.9% and 10.1% of the share capital of Portgás and Setgás – Sociedade de Produção e Distribuição de Gás, S.A., respectively.

EDP - Electricidade de Portugal, S.A	Sede: Praça Marquês de Pombal, 12	1250-162 Lisboa Portugal
Capital Social: € 3,000,000,000	Matrícula: 1805 da C.R.C. Lisboa	Pessoa Colectiva 500 697 256

Portgás and Setgás, two of the main natural gas distribution companies in Portugal, have the exclusive right to operate and maintain the regional natural gas distribution grid in their area and the right to commercialise natural gas to clients with consumption below 2 mccm/year.

Portgás has the concession to operate in the Districts of Porto, Braga and Viana de Castelo and has as its main shareholders Galp Energia, GDF/ELYO (25,34%) and Endesa (12,4%). At the end of the first half of 2003, Portgás had 111,300 clients with an annual consumption of 145 mccm.

Setgás has the concession to operate in the Districts of Setubal and has as main shareholders Galp Energia, Italgás (100% held by Eni SpA) and Koch, with 45%, 21,87% and 13,22% of the share capital, respectively. At the end of the first half of 2003, Setgás had 81,400 clients with an annual consumption of 42 mccm.

These agreements represent a significant step in the execution of the reorganization of the Portuguese energy sector, in line with the general guidelines presented by the Government in the Resolution of the Council of Ministries no. 63/2003 of the 28th of April and no. 68/2003 of the 10th of May.

The completion of the abovementioned transaction is dependent on the necessary administrative authorizations, namely the authorization by the relevant competition authorities.

EDP - ELECTRICIDADE DE PORTUGAL, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated December 2, 2003

EDP- Electricidadé de Portugal

	By:	/s/ João Ramalho Talone
Name: João Ramalho Talone
Title: Chief Executive Officer